Gym Rat Films, LLC. (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and

Accountant's Review Report

Years ended December 31, 2019 & 2018



TaxNet Services Inc

101 East Holly Ave. Ste. 7 Sterling, VA 20164
Tel: 703-421-9944 Fax: 703-421-9945
Email: info@tax-net.us www.tax-net.us

Independent Accountant's Review Report

To:

Management
Gym Rat Films LLC
11301 W Olympic Blvd #379
Los Angeles, CA 90064

We have reviewed the accompanying financial statements of Gym Rat Films LLC and which comprise the balance sheet as of December 31, 2019,
and the related statement of income, for the year then ended, to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

Taxnet Services Inc

Gym Rat Films LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Income	0.00
Expense	
Subcontractor	5,250.00
Total Expense	5,250.00
Net Income	**-5,250.00**

Gym Rat Films LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-5,250.00
Net cash provided by Operating Activities	-5,250.00
FINANCING ACTIVITIES	
Member Investment	50,000.00
Net cash provided by Financing Activities	50,000.00
Net cash increase for period	44,750.00
Cash at end of period	**44,750.00**

Gym Rat Films LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
10000 · JPMorgan Chase	44,750.00
Total Checking/Savings	44,750.00
Total Current Assets	44,750.00
TOTAL ASSETS	**44,750.00**
LIABILITIES & EQUITY	
Equity	
Member Investment	50,000.00
Net Income	-5,250.00
Total Equity	44,750.00
TOTAL LIABILITIES & EQUITY	**44,750.00**

Gym Rat Films LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Income	0.00
Expense	
Bank Fees	110.00
Consulting	950.00
Gas	34.93
Insurance	2,430.00
Legal & Professional	353.40
License Fee	369.16
Marketing	437.50
Meals and Entertainment	4,001.63
Micellaneous	2,120.00
Parking and Tolls	618.00
Postage	933.80
Rental	10,362.26
Subcontractor	64,442.79
Supplies	5,753.92
Taxes	40.00
Travel	4,618.46
Total Expense	97,575.85
Net Income	**-97,575.85**

Gym Rat Films LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-97,575.85
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Bond	-5,545.09
Net cash provided by Operating Activities	-103,120.94
FINANCING ACTIVITIES	
Member Investment	60,000.00
Net cash provided by Financing Activities	60,000.00
Net cash increase for period	-43,120.94
Cash at beginning of period	44,750.00
Cash at end of period	**1,629.06**

Gym Rat Films LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
10000 · JPMorgan Chase	1,629.06
Total Checking/Savings	1,629.06
Other Current Assets	
Bond	5,545.09
Total Other Current Assets	5,545.09
Total Current Assets	7,174.15
TOTAL ASSETS	**7,174.15**
LIABILITIES & EQUITY	
Equity	
Member Investment	110,000.00
32000 · Members Equity	-5,250.00
Net Income	-97,575.85
Total Equity	7,174.15
TOTAL LIABILITIES & EQUITY	**7,174.15**

Gym Rat Films LLC
Statement of Changes in Member's Equity
As of December 31, 2019

	Jan-Dec 2019	Jan-Dec 2018
Beginning Balance	**44750.00**	**0.00**
Contributions	60000.00	50,000.00
Net Loss for the period	-97575.85	-5,250.00
Ending Balance	7174.15	44,750.00
TOTAL		

Gym Rat Films LLC
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

Gym Rat Films, LLC. ("the Company") is formed under the laws of the State of California. The Company is producing a film with the intention of earning revenue from various distribution platforms. The Company will conduct an equity crowdfunding offering during the fourth quarte of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances.

Advertising Costs

Advertising costs are generally expensed as costs are incurred and are reflected in marketing expense.

General and Administrative

General, and administrative expenses consist of expenses for general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is an LLC and any associated income tax is computed and paid by the members of the business.

Production Costs - ASC 926-20

The company capitalizes direct negative costs incurred in the physical production of the film, as well as allocations of production overhead. Examples of direct negative costs include costs of story and scenario; compensation of cast, directors, producers, extras, and miscellaneous staff; costs of set construction and operations, wardrobe, and accessories; costs of sound synchronization; rental facilities on location; and postproduction costs such as music, special effects, and editing.

Note 3 – Debt

No current debt.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 – Member's Equity

The company is a multimember LLC which is currently comprised of multiple members. Profit allocations are made in accordance with their pro-rata capital investment.

Note 6 - Risks and Uncertainties
Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions
to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.
The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Concentration risk: Product

We currently provide a single product offering and do not plan to offer any additional products. If we are not successful in developing, marketing, and distributing the motion picture we may never realize a profit.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our company less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Other

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, pandemics, and labor strikes. Events of this nature could have an impact on both the timeline of the project and the overall budget. Extreme cases may make it impossible to complete the project. Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one.
Performance on a film often depends on external forces, outside of the control of the company. Receipt of revenue is often tied to third party companies such as sales agents, distributors, and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach the Company as a result of a third-party claiming bankruptcy or refusal to pay.